FORM 4

1. Name and Address of Reporting Person - Stephen E. Prust, 9025 East Kenyon Avenue, Denver, CO 82037
2. Issuer Name and Ticker or Trading Symbol - AEDU
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for - 05/01
5. If Amendment, Date of Original
6. Relationship of Reporting Person to Issuer
(Check all applicable)
    x Director
      Officer (give title below)
      10% Owner
      Other (specify below)
7. Individual or Joint/Group Filing (Check applicable line) x Form Filed By One Reporting Person
      Form Filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of Security (Instr.3) - Common Stock
2. Transaction Date - 5/23/01
3. Transaction Code (Instr.8) - Code I Voluntary
4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5) - 7,000 - A - $.27
5. Amount of Securities Beneficially Owned at End of Month (Instr.3 and
   4) - 330,768
6. Ownership Form: Direct (D) or Indirect (I) (Instr.4) - D
7. Nature of Indirect Beneficial Ownership (Instr.4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)
2. Conversion or Exercise Price of Derivative Security
3. Transaction Date
4. Transaction Code (Instr. 8)
5. No. of Derivative Securities Acquired(A) or Disposed of D)(Instr. 3,
   4 & 5)
6. Date Exercisable and Expiration Date
7. Title and Amount of Underlying Securities (Instr. 3 and 4)
8. Price of Derivative Security (Instr. 5)
9. Number of Derivative Securities Beneficially Owned
10. Ownership Form of Derivative Security: Direct
11. Nature of Indirect Beneficial Ownership

Explanation of Responses.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person - /s/ Stephen E. Prust
Date - 6/11/01

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

END OF FORM 4